Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY):	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☑ AMENDMENT

1. State the name of the applicant: _ISE Mercury LLC_

2. Provide the applicant's primary street address (Do not use a P.O. Box):
   60 Broad Street, New York, NY 10004

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
   _212-943-2400_ _212 6093955_
   (Telephone)   (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:
   Ronan Cahill _Senior Legal and Regulatory Associate_
   (Name)   (Title)   (Telephone Number)

6. Provide the name and address of counsel for the applicant:
   Michael Simon Adrian Griffin
   60 Broad Street
   New York, NY 10004

7. Provide the date applicant's fiscal year ends: _December 31, 2016_

8. Indicate legal status of applicant: ☐ Corporation   ☐ Sole Proprietorship   ☐ Partnership
   ☑ Limited Liability Company   ☐ Other (specify): ___

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
   (a) Date (MM/DD/YY): _11/30/2014_ (b) State/Country of formation: _Delaware LLC Act 6 Del. sation 18-101_
   (c) Statute under which applicant was organized: ___

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof are current, true, and complete.

Date: _2/24/2017_   _Ronan Cahill_
        (MM/DD/YY)   (Name of applicant)

By: _Ronan Cahill_   _Legal Associate_
    (Signature)   (Printed Name and Title)

Subscribed and sworn before me this _24th_ day of _February_, _2017_ by _Michael Cain Borszich_
        (Month)   (Year)   (Notary Public)

My Commission expires _August 13, 2018_ County of _Philadelphia_ State of _Pennsylvania_

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

17002434

February 24, 2017

VIA FEDERAL EXPRESS

Jeanette Marshall
U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street NE
Mail Stop 6628
Washington, DC 20549

Re: ISE Mercury, LLC
        SEC Rule 6a-2 and 6a-3 Materials

Dear Ms. Marshall:

Pursuant to Rule 6a-2(a) of the Securities Exchange Act of 1934, this is an update of the ISE Mercury, LLC's ("ISE Mercury" or "Exchange") Form 1.

In addition, pursuant to Rule 6a-3(a), within the last 10 days, ISE Mercury issued or has made available certain material to its members, participants or subscribers. The material can be found at the following locations on ISE Mercury's website:

Options
New Listings:
        http://ise.com/newlistings
Delistings:
        http://ise.com/delistings
Expiration Notices:
        http://ise.com/expirationnotices
Series Additions/Deletions:
        http://ise.com/serieslist
Market Information Circulars:
        http://ise.com/mics

Index Options
Recent Index Changes:
        http://ise.com/indexchanges
Index Settlement Values:
        http://ise.com/indexsettlement

Legal & Regulatory
Regulatory Information Circulars:
        http://www.ise.com/rics
Rules:
        http://www.ise.com/rules



Marketing Material
Press Releases:
www.ise.com/press
Publications:
http://www.ise.com/publications

Corporate
Board Members:
http://www.ise.com/about-ise/board-of-directors/
Constitution:
http://www.ise.com/assets/mercury/files/about_ise/corporate_governance/Constitution_of_ISE_
Mercury_LLC.PDF
LLC Agreement:
http://www.ise.com/assets/mercury/files/about_ise/corporate_governance/Mercury_LLC_Agreem
ent.pdf
Exchange Officers:
http://www.ise.com/about-ise/management-team/

Members
List of ISE Mercury Members
http://www.ise.com/options/membership/exchange-members/

Transactional Volume
Volume Report
http://www.ise.com/options/exchange-data/

If you have any questions on these materials, please do not hesitate to contact me at (212) 897-8152.

Sincerely,

Ronan Cahill
Senior Legal & Regulatory Associate

EXHIBITS

Exhibit F Forms: Membership and Member

The information is available at www.isc.com & http://nasdaqtrader.com/Micro.aspx?id=PHLXMembership. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit J List of Officers, Governors, and Members of Standing Committees

This information is kept up-to-date and available to the Commission and the public upon request.

Exhibit M Membership Information

This information is kept up-to-date and available to the Commission and the public upon request.